Exhibit 99.1

Cheetah Mobile Announces First Quarter 2017

Unaudited Consolidated Financial Results

Beijing, China, May 22, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

•                      Total revenues increased by 6.8% year over year to RMB1,190.7 million (US$173.0 million), primarily driven by growth in revenues from content-driven applications, which contributed to 18.8% of total revenues in the first quarter of 2017, as compared to 11.3% in the fourth quarter of 2016.

•                      Net income attributable to Cheetah Mobile shareholders increased by 752.2% year over year to RMB91.2 million (US$13.3 million).  Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 13.2% year over year to RMB115.6 million (US$16.8 million).

First Quarter 2017 Key Operating Metrics

•                      The number of global mobile monthly active users (“Mobile MAUs”) was 603.2 million in March 2017.  The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 78.8% of the total number of Mobile MAUs in March 2017.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “2017 is a year of transformation for Cheetah Mobile.  We will continue to enhance our artificial intelligence-based technology platform that brings new opportunities to the mobile utility space and drives the rapid growth of our mobile content products.  We are encouraged by the strong performance we are witnessing in Live.me, one of our successful content-driven products in the overseas markets.  Driven by Live.me’s robust results, our overseas revenues1 achieved a record high in the first quarter of 2017.  We believe Live.me’s recent financing by external investors is an endorsement of its strong future market potential and will provide more flexibility for Live.me to execute its growth strategy.  Looking at our core utility apps, A.I. allowed us to further expand our utility product portfolio even though the segment has entered into a more mature phase of its product cycle.   For example, we launched Panda Keyboard, an AI-enabled application, early this year.  Recently, Panda Keyboard has become one of the top 5 personalized applications in the U.S. on Google Play.  Importantly, our utility products and related services continue to generate strong profits, which lay a solid foundation for our mobile content transformation.  Going forward, we remain focused on content and artificial intelligence to drive further growth of our business.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “It is becoming increasingly clear that our total revenue growth is driven by the fast growth of our content-driven products.  We continue to optimize cost structure on the utility products side to maintain profitability and support the growth of our content-driven products.  As our various business lines are in different phases of growth, starting this quarter, we will report our revenues according to business lines to help investors better understand our businesses. We expect to provide more transparency in our operations in the coming quarters.”

1  Overseas revenues refer to revenues generated by the Company’s operating legal entities incorporated outside the People’s Republic of China (excluding Hong Kong, Macau and Taiwan for the purposes of this press release), or the PRC.  Such revenues are primarily attributable to customers located outside the PRC.

First Quarter 2017 Consolidated Financial Results

REVENUES

Total revenues increased by 6.8% year over year to RMB1,190.7 million (US$173.0 million) in the first quarter of 2017.  Starting from the first quarter of 2017, the Company will report its revenues according to the following business lines:

•                      Revenues from utility products and related services mainly consist of revenues generated by the Company’s mobile utility applications, internet browsers and PC security software.  The Company’s portfolio of utility products has attracted a massive user base, which enabled the company to become one of the leading online and mobile advertising platforms.  Revenues from the Company’s utility products and related services for the first quarter of 2017 decreased by 12.9% year over year and 18.0% quarter over quarter to RMB827.2 million (US$120.2 million), primarily due to decreased PC revenues as a result of the migration of internet traffic from PC to mobile phones in China.  The quarter-over-quarter fluctuation was also affected by seasonality in advertising in both China and the overseas markets.

•                      Revenues from content-driven products consist of revenues generated by Live.me and News Republic. Live.me, which was launched in the fourth quarter of 2015, is a popular live video streaming application serving overseas users, especially in developed countries.  Users can purchase virtual gifts using virtual currencies the Company sells on Live.me to show support and appreciation to their favorite broadcasting hosts.  News Republic, which was acquired by the Company in the second quarter of 2016, is a popular news feed application that delivers personalized news and advertisements driven by the Company’s artificial intelligence-based technologies. Revenues from the content-driven products for the first quarter of 2017 increased by 55.2% quarter over quarter to RMB223.8 million (US$32.5 million).  The quarter-over-quarter increase was primarily driven by a rapid growth of Live.me broadcasting revenue.

•                      Revenues from mobile game business mainly consists of revenues from the operations of mobile games.  The Company’s portfolio of mobile games has attracted a massive user base, which provides ample advertising revenue opportunities.  Users can also purchase in-game virtual items.  Revenues from mobile game business for the first quarter of 2017 decreased by 15.7% year over year but increased by 15.1% quarter over quarter to RMB139.7 million (US$20.3 million).  The year-over-year decrease was primarily due to a decline in revenues from Piano Tiles 2, as the user number was at its peak in early 2016.  The quarter-over-quarter increase was primarily due to the Company’s continuous efforts to introduce more mobile casual games in the first quarter of 2017, further enriching its mobile game portfolio.

By platform, revenues generated from mobile business increased by 22.0% year over year, but decreased by 2.4% quarter over quarter to RMB1,008.4 million (US$146.5 million) in the first quarter of 2017.  The year-over-year increase was primarily driven by the rapid growth of the Company’s Live.me business in the overseas markets.  The quarter-over-quarter decline was primarily attributable to seasonality in advertising in both China and the overseas markets.

By region, revenues generated from the overseas markets increased by 33.9% year over year and 1.9% quarter over quarter to RMB848.3 million (US$123.2 million) in the first quarter of 2017.  The increases were primarily driven by the rapid growth of the Company’s Live.me business in the overseas markets.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 42.7% year over year, but decreased by 1.3% quarter over quarter to RMB458.0 million (US$66.5 million) in the first quarter of 2017. The year-over-year increase was primarily driven by increased investments in the Company’s content-driven products.  Non-GAAP cost of revenues increased by 42.5% year over year, but decreased by 1.4% quarter over quarter to RMB457.0 million (US$66.4 million) in the first quarter of 2017.

Gross profit decreased by 7.7% year over year and 9.6% quarter over quarter to RMB732.8 million (US$106.5 million) in the first quarter of 2017.  Non-GAAP gross profit decreased by 7.6% year over year and 9.6% quarter over quarter to RMB733.7 million (US$106.6 million) in the first quarter of 2017.

OPERATING INCOME AND EXPENSES

Total operating expenses decreased by 8.5% year over year and 5.6% quarter over quarter to RMB706.4 million (US$102.6 million) in the first quarter of 2017.  Total non-GAAP operating expenses increased by 0.3% year over year, but decreased by 1.7% quarter over quarter to RMB683.0 million (US$99.2 million) in the first quarter of 2017.

•                      Research and development expenses decreased by 7.8% year over year and 18.7% quarter over quarter to RMB191.4 million (US$27.8 million) in the first quarter of 2017, primarily due to decreased share-based compensation expenses and lower research and development personnel costs for its utility products, which was partially offset by increased personnel costs in the development of artificial intelligence technologies and content-driven products.  Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 8.6% year over year, but decreased by 14.5% quarter over quarter to RMB181.8 million (US$26.4 million) in the first quarter of 2017.

•                      Selling and marketing expenses decreased by 6.7% year over year but increased by 1.5% quarter over quarter to RMB414.3 million (US$60.2 million) in the first quarter of 2017.  The year-over-year decrease was due to lower expenses on promotional activities for its utility products, which was partially offset by increased product promotional activities for its content-driven apps.    Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, decreased by 5.3% year over year, but increased by 1.6% quarter over quarter to RMB414.5 million (US$60.2 million) in the first quarter of 2017.

•                      General and administrative expenses decreased by 22.2% year over year and 18.3% quarter over quarter to RMB103.6 million (US$15.0 million) in the first quarter of 2017, primarily due to decreased share-based compensation expenses and professional service fee.  Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 1.5% year over year, but decreased by 6.9% quarter over quarter to RMB89.5 million (US$13.0 million) in the first quarter of 2017.

Operating profit increased by 18.3% year over year, but decreased by 57.7% quarter over quarter to RMB26.3 million (US$3.8 million) in the first quarter of 2017.  The year-over-year increase was mainly attributable to the Company’s overall revenue growth and strategy to implement cost control for its utility products, which was partially offset by increased investments in its content-driven products. The Company’s content-driven products lowered its operating margin by approximately 14.4 percentage points in the first quarter of 2017.  The quarter-over-quarter decrease in operating profit was mainly due to a decline in revenues from the Company’s utility products and services in the quarter, which was primarily due to seasonality in advertising in both China and the overseas markets.

Non-GAAP operating profit decreased by 55.4% year over year and 56.5% quarter over quarter to RMB50.7 million (US$7.4 million) in the first quarter of 2017.

Share-based compensation expenses decreased by 73.4% year over year and 55.0% quarter over quarter to RMB24.4 million (US$3.5 million) in the first quarter of 2017, mainly due to the change in the estimated forfeiture rates of share-based compensation.

OTHER INCOME, NET

Other income, net was RMB67.7 million (US$9.8 million) in the first quarter of 2017, which was primarily due to gains on disposal of certain investment assets in the first quarter of 2017.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 752.2% year over year and 55.2% quarter over quarter to RMB91.2 million (US$13.3 million) in the first quarter of 2017.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 13.2% year over year and 2.3% quarter over quarter to RMB115.6 million (US$16.8 million).

NET INCOME PER ADS

Diluted income per ADS in the first quarter of 2017 was RMB0.64 (US$0.09), as compared with RMB0.07 in the prior year period and RMB0.41 in the previous quarter.

Non-GAAP diluted income per ADS in the first quarter of 2017 was RMB0.81 (US$0.12), as compared with RMB0.71 in the prior year period and RMB0.80 in the previous quarter.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) decreased by 42.1% year over year and 45.0% quarter over quarter to RMB87.3 million (US$12.7 million) in the first quarter of 2017.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of March 31, 2017, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,960.3 million (US$284.8 million).

SHARES ISSUED AND OUTSTANDING

As of March 31, 2017, the Company had a total of 1,430,736,715 Class A and Class B ordinary shares issued and outstanding.  One ADS represents 10 Class A ordinary shares.

Business Outlook

For the second quarter of 2017, the Company expects its total revenues to be between RMB1,190 million (US$173 million) and RMB1,240 million (US$180 million), representing a year-over-year increase of 14% to 18% and a quarter-over-quarter increase of 0% to 4%.  This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

Conference Call Information

Company will hold a conference call on Monday, May 22, 2017 at 8:00 a.m. Eastern Time or 8:00 p.m. Beijing Time to discuss the financial results.  Listeners may access the call by dialing the following numbers:

International:  +1-412-902-4272

United States Toll Free:  +1-888-346-8982

China Toll Free:  4001-201203

Hong Kong Toll Free:  800-905945

Conference ID:  Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers.  Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.8832 to US$1.00, the exchange rate in effect as of March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.  Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company.  It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular utility applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted more than 600 million global Mobile MAUs, of which approximately 80% are located outside of China.  Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China.  Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission.  Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                      Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•                      Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

•                      Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•                      Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                      Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                      Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•                      Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective.  The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance.  It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast.  The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business.  However, the use of non-GAAP financial measures has material limitations as an analytical tool.  One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period.  In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.  In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc.  Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	31-Dec-16	31-Mar-17	31-Mar-17
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,411,000	1,327,176	192,814
Restricted cash	167,751	112,734	16,378
Short-term investments	361,499	520,399	75,604
Accounts receivable	600,885	549,111	79,776
Prepayments and other current assets	571,306	569,700	82,767
Due from related parities	44,278	47,799	6,944
Deferred tax assets	15,527	—	—
Total current assets	3,172,246	3,126,919	454,283

Non-current assets:
Property and equipment, net	117,439	108,897	15,821
Intangible assets, net	227,251	201,954	29,340
Goodwill	943,922	939,716	136,523
Investment in equity investees	100,063	99,677	14,481
Other long term investments	877,094	855,130	124,234
Deferred tax assets	74,809	88,687	12,885
Other non-current assets	28,310	28,524	4,144
Total non-current assets	2,368,888	2,322,585	337,428

Total assets	5,541,134	5,449,504	791,711

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	379,544	384,712	55,891
Accounts payable	194,882	169,704	24,655
Accrued expenses and other current liabilities	1,359,758	1,165,420	169,314
Deferred revenue	48,661	48,685	7,073
Due to related parties	71,167	78,973	11,473
Income tax payable	12,209	17,519	2,545
Total current liabilities	2,066,221	1,865,013	270,951

Non-current liabilities:
Bank loans	118,797	107,141	15,566
Deferred revenue	6,001	6,141	892
Deferred tax liabilities	112,438	105,330	15,302
Other non-current liabilities	36,499	40,884	5,940
Total non-current liabilities	273,735	259,496	37,700

Total liabilities	2,339,956	2,124,509	308,651

Shareholders’ equity:
Ordinary shares	230	231	34
Treasury stock	(178,991)	(178,991)	(26,004)
Additional paid-in capital	2,725,675	2,761,792	401,237
Retained earnings	237,293	328,522	47,728
Accumulated other comprehensive income	228,145	218,830	31,792
Total Cheetah Mobile shareholders’ equity	3,012,352	3,130,384	454,787
Noncontrolling interests	188,826	194,611	28,273
Total equity	3,201,178	3,324,995	483,060

Total liabilities, noncontrolling interests and shareholders’ equity	5,541,134	5,449,504	791,711

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	31-Mar-16	31-Dec-16	31-Mar-17	31-Mar-17
	RMB	RMB	RMB	USD
Revenues	1,114,988	1,274,672	1,190,703	172,987
Utility products and related services	949,285	1,009,206	827,225	120,181
Content driven products	—	144,160	223,805	32,515
Mobile game	165,695	121,306	139,663	20,290
Others	8	—	10	1

Cost of revenues (a)	(321,010)	(464,197)	(457,953)	(66,532)
Gross profit	793,978	810,475	732,750	106,455

Operating income and expenses:
Research and development (a)	(207,462)	(235,355)	(191,367)	(27,802)
Selling and marketing (a)	(443,782)	(408,097)	(414,264)	(60,185)
General and administrative (a)	(133,085)	(126,846)	(103,588)	(15,049)
Impairment of goodwill and intangible assets	(2,350)	(539)	—	—
Other operating income	14,948	22,545	2,784	404
Total operating income and expenses	(771,731)	(748,292)	(706,435)	(102,632)

Operating profit	22,247	62,183	26,315	3,823
Other income (expense):
Interest income, net	3,387	954	1,616	235
Changes in fair value of redemption right and put options granted	20	(57)	(233)	(34)
Settlement and changes in fair value of contingent consideration	(683)	(3,011)	(790)	(115)
Foreign exchange (loss) gain, net	(1,362)	2,951	1,213	176
Impairment of investments	—	(45,863)	—	—
(Losses) gains from equity method investments, net	(7,731)	2,889	(367)	(53)
Other income, net	651	38,705	67,708	9,837

Income before taxes	16,529	58,751	95,462	13,869
Income tax (expenses) benefits	(2,998)	9,278	(4,912)	(714)
Net income	13,531	68,029	90,550	13,155
Less: net income (loss) attributable to noncontrolling interests	2,826	9,254	(679)	(99)
Net income attributable to Cheetah Mobile shareholders	10,705	58,775	91,229	13,254

Earnings per share
Basic	0.01	0.04	0.07	0.01
Diluted	0.01	0.04	0.06	0.01

Earnings per ADS
Basic	0.08	0.42	0.66	0.10
Diluted	0.07	0.41	0.64	0.09

Weighted average number of shares outstanding
Basic	1,392,324,511	1,384,035,270	1,387,446,596	1,387,446,596
Diluted	1,441,882,966	1,419,820,902	1,422,443,105	1,422,443,105
Weighted average number of ADSs used in computation
Basic	139,232,451	138,403,527	138,744,660	138,744,660
Diluted	144,188,297	141,982,090	142,244,310	142,244,310

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(6,473)	72,411	(8,517)	(1,237)
Unrealized gains on available-for-sale securities, net	1,215	415	—	—
Reclassification adjustments for gains included in net income	—	—	—	—
Other comprehensive (loss) income	(5,258)	72,826	(8,517)	(1,237)
Total comprehensive income	8,273	140,855	82,033	11,918
Less: Total comprehensive income attributable to noncontrolling interests	4,234	6,941	119	17
Total comprehensive income attributable to Cheetah Mobile shareholders	4,039	133,914	81,914	11,901

(a) Share-based compensation expenses
Cost of revenues	339	824	934	136
Research and development	40,129	22,716	9,571	1,390
Selling and marketing	6,144	34	(188)	(27)
General and administrative	44,835	30,627	14,051	2,041
Total	91,447	54,201	24,368	3,540

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended March 31, 2017
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,190,703				1,190,703		172,987
Cost of revenues	(457,953)	38.5%	934	0.1%	(457,019)	38.4%	(66,396)
Gross profit	732,750	61.5%	934	0.1%	733,684	61.6%	106,591

Research and development	(191,367)	16.1%	9,571	0.8%	(181,796)	15.3%	(26,412)
Selling and marketing	(414,264)	34.8%	(188)	0.0%	(414,452)	34.8%	(60,212)
General and administrative	(103,588)	8.7%	14,051	1.2%	(89,537)	7.5%	(13,008)
Impairment of goodwill and intangible assets	—	0.0%	—	0.0%	—	0.0%	—
Other operating income	2,784	0.2%	—	0.0%	2,784	0.2%	404
Total operating income and expenses	(706,435)	59.3%	23,434	2.0%	(683,001)	57.4%	(99,228)

Operating profit	26,315	2.2%	24,368	2.0%	50,683	4.3%	7,363
Net income attributable to Cheetah Mobile shareholders	91,229	7.7%	24,368	2.0%	115,597	9.7%	16,794

Diluted earnings per ordinary share (RMB)	0.06		0.02		0.08
Diluted earnings per ADS (RMB)	0.64		0.17		0.81
Diluted earnings per ADS (USD)	0.09		0.03		0.12

	For The Three Months Ended December 31, 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,274,672				1,274,672
Cost of revenues	(464,197)	36.4%	824	0.1%	(463,373)	36.4%
Gross profit	810,475	63.6%	824	0.1%	811,299	63.6%

Research and development	(235,355)	18.5%	22,716	1.8%	(212,639)	16.7%
Selling and marketing	(408,097)	32.0%	34	0.0%	(408,063)	32.0%
General and administrative	(126,846)	10.0%	30,627	2.4%	(96,219)	7.5%
Impairment of goodwill and intangible assets	(539)	0.0%	—	0.0%	(539)	0.0%
Other operating income	22,545	1.8%	—	0.0%	22,545	1.8%
Total operating income and expenses	(748,292)	58.7%	53,377	4.2%	(694,915)	54.5%

Operating profit	62,183	4.9%	54,201	4.3%	116,384	9.1%
Net income attributable to Cheetah Mobile shareholders	58,775	4.6%	54,201	4.3%	112,976	8.9%

Diluted earnings per ordinary share (RMB)	0.04		0.04		0.08
Diluted earnings per ADS (RMB)	0.41		0.39		0.80

	For The Three Months Ended March 31, 2016
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	1,114,988				1,114,988
Cost of revenues	(321,010)	28.8%	339	0.0%	(320,671)	28.8%
Gross profit	793,978	71.2%	339	0.0%	794,317	71.2%

Research and development	(207,462)	18.6%	40,129	3.6%	(167,333)	15.0%
Selling and marketing	(443,782)	39.8%	6,144	0.6%	(437,638)	39.3%
General and administrative	(133,085)	11.9%	44,835	4.0%	(88,250)	7.9%
Impairment of goodwill and intangible assets	(2,350)	0.2%	—	0.0%	(2,350)	0.2%
Other operating income	14,948	1.3%	—	0.0%	14,948	1.3%
Total operating income and expenses	(771,731)	69.2%	91,108	8.2%	(680,623)	61.0%

Operating profit	22,247	2.0%	91,447	8.2%	113,694	10.2%
Net income attributable to Cheetah Mobile Shareholders	10,705	1.0%	91,447	8.2%	102,152	9.2%

Diluted earnings per ordinary share (RMB)	0.01		0.06		0.07
Diluted earnings per ADS (RMB)	0.07		0.64		0.71

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Mar-16	31-Dec-16	31-Mar-17	31-Mar-17
	RMB	RMB	RMB	USD
Net income attributable to Cheetah Mobile shareholders	10,705	58,775	91,229	13,254
Add:
Income tax expenses (benefits)	2,998	(9,278)	4,912	714
Interest income, net	(3,387)	(954)	(1,616)	(235)
Depreciation and amortization	37,076	42,196	36,595	5,317
Net income attributable to noncontrolling interests	2,826	9,254	(679)	(99)
Other non-operating expense (income), net	9,105	4,386	(67,531)	(9,811)
Share-based compensation	91,447	54,201	24,368	3,540
Adjusted EBITDA	150,770	158,580	87,278	12,680

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Mar-16	31-Dec-16	31-Mar-17	31-Mar-17
	RMB	RMB	RMB	USD
PC	288,398	241,353	182,337	26,490
Mobile	826,590	1,033,319	1,008,366	146,497
Total	1,114,988	1,274,672	1,190,703	172,987

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ‘000)

	For The Three Months Ended
	31-Mar-16	31-Dec-16	31-Mar-17	31-Mar-17
	RMB	RMB	RMB	USD
Domestic	481,373	442,089	342,383	49,742
Overseas	633,615	832,583	848,320	123,245
Total	1,114,988	1,274,672	1,190,703	172,987